DARWIN RESOURCES CORP.

May 24, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Mr. Albert C. Lee
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 03-09

Via fax:   202-942-9533

Re:          Darwin Resources Corp.
                Registration Statement on Form SB-2
                File No. 333-123081

Dear Mr. Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Darwin Resources Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 10:00 a.m. Eastern Standard Time on May 25, 2005, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Darwin Resources Corp.

By:

/s/  Robert Ferguson
       Robert Ferguson
       President, Chief Executive Officer, Chief Financial Officer & Director

455-5525 West Boulevard
Vancouver, British Columbia, Canada V6M 3W6
Tele: (604) 669-9740